SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA R. BEYEA
DIRECT LINE: 202.383.0472
E-mail: cynthia.beyea@sutherland.com
November 1, 2016

VIA EDGAR Asen Parachkevov, Esq., Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Priority Income Fund, Inc. File Nos. 333-2134198 and 811-22725
Dear Mr. Parachkevov:
On behalf of Priority Income Fund, Inc. (the “Fund”), set forth below is the Fund’s response to a request from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund, on November 1, 2016, that the Fund provide the Staff with a draft version of certain disclosure that the Fund intends to include in its prospectus (the “Prospectus”), to be used in connection with the offer and sale of shares of common stock under the Fund’s Registration Statement on Form N-2 (the “Registration Statement”). This disclosure pertains to the operation of the Expense Support Agreement, by and between the Fund and Priority Senior Secured Income Management, LLC (the “Adviser”), as amended (the “ESA”) . In addition, the Staff requested that the Fund explain how it planned to recover from the Adviser, certain overpayments of reimbursements due to the Adviser from the Fund pursuant to the ESA.
The Fund has included a draft of the disclosure that it intends to include in its Prospectus as Exhibit A to this letter. With regard to the Fund’s recovery of the overpayment of reimbursements under the ESA made as of June 30, 2016, the Fund advises the Staff that the Adviser agreed to waive a portion of its management fee earned during the quarter ended September 30, 2016 in the amount of the overpayment by the Fund. By virtue of the waiver, the Fund has recovered the amount that it overpaid to the Adviser for reimbursements under the ESA as of June 30, 2016.

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ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Asen Parachkevov, Esq.
November 1, 2016

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/Cynthia R. Beyea

Cynthia R. Beyea

cc:    Steven B. Boehm, Sutherland Asbill & Brennan LLP
M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Behringer Harvard Holdings, LLC

Asen Parachkevov, Esq.
November 1, 2016

Exhibit A

PAGE 14.

Expense Support and Conditional Reimbursement Agreement

Pursuant to an expense support and conditional reimbursement agreement (as amended, the “Expense Support Agreement”) our Adviser has agreed to reimburse us for operating expenses in an amount equal to the difference between distributions to our stockholders for which a record date has occurred in each quarter less our available operating income during such period. Under the Expense Support Agreement, we have a conditional obligation to reimburse our Adviser for any amounts funded by our Adviser under the Expense Support Agreement following any calendar quarter in which available operating funds in such calendar quarter exceed the cumulative distributions to stockholders for which a record date has occurred in such calendar quarter. The original intent of the expense support agreement, entered into between us and our Adviser on February 14, 2014 and amended and restated on December 18, 2014 and February 24, 2015 (the “Original Expense Support Agreement”) was to minimize distributions from us being characterized as returns of capital for U.S. GAAP purposes by reducing operating expenses until we have raised sufficient capital to be able to support such expenses and then for the Adviser to recoup such payments when we have sufficient income to support the recoupment. However, late in 2015, we and our Adviser along with our Board of Directors determined that the Original Expense Support Agreement was not functioning in accordance with the original intent of the parties because of the inclusion of unrealized losses in formula for calculating available operating funds as opposed to the change in unrealized losses, as was intended, and that we would need to amend the Original Expense Support Agreement in order to carry out the true intention of the parties thereto and extend the agreement to cover the extended offering period.

On March 29, 2016, we and our Adviser entered into the Third Amended and Restated Expense Support and Conditional Reimbursement Agreement (the “Amended Expense Support Agreement”), which removed unrealized losses from the calculation of available operating funds and extended the term of the agreement from May 9, 2016 to the date upon which the public offering period of shares of our common stock ends. Going forward, expense support payments by us to our Adviser, and reimbursements related to those future expense support payments, will be made pursuant to the Amended Expense Support Agreement.

The recoupment of expense support payments made by the Adviser to us prior to the Amended Expense Support Agreement will be under the terms of the Original Expense Support Agreement, however, we will calculate “available operating funds” for the purpose of making such reimbursements in the manner originally intended by the parties. For all expense support payments made prior to the Amended Expense Support Agreement, our Adviser will recoup its previously provided expense support payments when the sum of our net investment income, the net realized capital gains/losses, the changes in unrealized losses, and dividends and other

Asen Parachkevov, Esq.
November 1, 2016

distributions paid to us from our portfolio investments during such period exceeds our dividends and distributions to shareholders. The calculation of changes in unrealized losses shall only reflect further reduction in value of individual investments from the largest previously recorded unrealized loss for such individual investment. Realized losses for such period will only include the amount in excess of the largest previously recorded unrealized loss for the same investment.

The purpose of the Expense Support Agreement is to minimize such distributions from us being characterized as returns of capital for U.S. GAAP purposes and to reduce operating expenses until we have raised sufficient capital to be able to absorb such expenses. However, such distributions may still be characterized as a return of capital for U.S. federal income tax purposes.

Asen Parachkevov, Esq.
November 1, 2016

Page 58-59.

Expense Support Agreement

Pursuant to an expense support and conditional reimbursement agreement (as amended, the “Expense Support Agreement”) our Adviser has agreed to reimburse us for operating expenses in an amount equal to the difference between distributions to our stockholders for which a record date has occurred in each quarter less our available operating income during such period. Under the Expense Support Agreement, we have a conditional obligation to reimburse our Adviser for any amounts funded by our Adviser under the Expense Support Agreement. Following any calendar quarter in which available operating funds in such calendar quarter exceed the cumulative distributions to stockholders for which a record date has occurred in such calendar quarter (“Excess Operating Funds”), on a date mutually agreed upon by our Adviser and us (each such date, a “Reimbursement Date”), we shall pay such Excess Operating Funds, or a portion thereof, to the extent that we have cash available for such payment, to our Adviser until such time as all Expense Payments made by our Adviser to us have been reimbursed; provided that (i) the operating expense ratio as of such Reimbursement Date is equal to or less than the operating expense ratio as of the Expense Payment Date attributable to such specified Expense Payment; (ii) the annualized distribution rate, which includes all regular cash distributions paid and excludes special distributions or the effect of any stock dividends paid, as of such Reimbursement Date is equal to or greater than the annualized distribution rate as of the Expense Payment Date attributable to such specified Expense Payment; and (iii) such specified Expense Payment Date is not earlier than three years prior to the Reimbursement Date.

The original intent of the expense support agreement, entered into between us and our Adviser on February 14, 2014 and amended and restated on December 18, 2014 and February 24, 2015 (the “Original Expense Support Agreement”) was to minimize distributions from us being characterized as returns of capital for U.S. GAAP purposes by reducing operating expenses until we have raised sufficient capital to be able to support such expenses and then for the Adviser to recoup such payments when we have sufficient income to support the recoupment. However, late in 2015, we and our Adviser along with our Board of Directors determined that the Original Expense Support Agreement was not functioning in accordance with the original intent of the parties, because of the inclusion of unrealized losses in the formula for calculating available operating funds as opposed to the change in unrealized losses, as was intended, and that we would need to amend the Original Expense Support Agreement in order to carry out the true intention of the parties thereto and extend the agreement to cover the extended offering period.

On March 29, 2016, we entered into a Third Amended and Restated Expense Support and Conditional Reimbursement Agreement (the “Amended Expense Support Agreement”), which became effective as of the quarter ended June 30, 2016, with our Adviser, whereby our Adviser has agreed to reimburse us for operating expenses in an amount equal to the difference between distributions to our stockholders for which a record date has occurred in each quarter less the sum of our net investment income, the net realized capital gains/losses and dividends and other

Asen Parachkevov, Esq.
November 1, 2016

distributions paid to us from our portfolio investments during such period (“Expense Support Reimbursement”). To the extent that there are no dividends or other distributions to our stockholders for which a record date has occurred in any given quarter, then the Expense Support Reimbursement for such quarter is equal to such amount necessary in order for available operating funds for the quarter to equal zero. Available operating funds is the sum of (i) our net investment income (minus any reimbursement payments payable to our Adviser), (ii) our net realized capital gains/losses and (iii) dividends and other distributions paid to us on account of our portfolio investments.

Prior to the Amended Expense Support Agreement and under the Original Expense Support Agreement, gross unrealized losses were included in the calculation of available operating funds, as a reduction to available operating funds. Going forward, expense support payments made from our Adviser to us and reimbursements related to those future expense support payments made by us to our Adviser will be made pursuant to the Amended Expense Support Agreement.

The recoupment of expense support payments made by the Adviser to us prior to the Amended Expense Support Agreement will be under the terms of the Original Expense Support Agreement, however, we will calculate “available operating funds” for the purpose of making such reimbursements in the manner originally intended by the parties. For all expense support payments made prior to the Amended Expense Support Agreement, our Adviser will recoup its previously provided expense support payments when the sum of our net investment income, the net realized capital gains/losses, the changes in unrealized losses, and dividends and other distributions paid to us from our portfolio investments during such period exceeds our dividends and distributions to shareholders. The calculation of changes in unrealized losses shall only reflect further reduction in value of individual investments from the largest previously recorded unrealized loss for such individual investment. Realized losses for such period will only include the amount in excess of the largest previously recorded unrealized loss for the same investment.

The terms of the Expense Support Agreement commenced with the calendar quarter ended March 31, 2014 and continue quarterly thereafter until the date upon which the public offering period of shares of common stock ends, unless extended mutually by us and our Adviser. Any payments required to be made by our Adviser under the Expense Support Agreement (an “Expense Payment”) for any quarter shall be paid by our Adviser to us in any combination of cash or other immediately available funds, and/or offsets against amounts otherwise due from us to our Adviser, no later than the earlier of (i) the date on which we close our books for such quarter and (ii) sixty days after the end of such quarter, or at such later date as determined by us (the “Expense Payment Date”).

The purpose of the Expense Support Agreement is to minimize such distributions from us being characterized as returns of capital for U.S. GAAP purposes and to reduce operating expenses until we have raised sufficient capital to be able to absorb such expenses. However, such distributions may still be characterized as a return of capital for U.S. federal income tax purposes.